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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2003

Date of Report (Date of earliest reported)

NEVADA STAR RESOURCE CORP.

(Exact Name of Registrant as Specified in its Charter)

Yukon Territory, Canada	000-25489	91-0239195
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer ID)

Suite 500, 625 Howe Street
Vancouver, British Columbia, Canada, V6C 2T6

(Address of Principal Executive Offices)

(604) 688-0833

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

SEC 873 (10/02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 5.   OTHER EVENTS

A description of an event affecting the Registrant is set forth in the Registrant's press release dated October 31, 2003 attached hereto as Exhibit Number 99 which is incorporated by reference herein in its entirety.

ITEM 7.   EXHIBITS

Exhibit No.   Description

99   Press Release Issued October 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEVADA STAR RESOURCE CORP.

By: /s/ Robert Angrisano

Robert Angrisano
President and Director

Dated: November 14, 2003



Release Date:
October 31, 2003

NEVADA STAR RESOURCE CORP. ANNOUNCES SENIOR LEADERSHIP CHANGES

Vancouver, B.C. – Nevada Star Resource Corp. (OTC-BB: NVSRF and TSX-V: NEV) announces several senior leadership changes at the company, all effective November 1, 2003: Gerald G. Carlson will resign his presidency; Robert Angrisano will step in as interim president; and Monty Moore will serve as interim chief executive officer of the company.

Carlson is resigning his presidency due to the demands of other business commitments; however, he will continue working with Nevada Star by serving on the board of directors.

"Gerry has successfully led Nevada Star through a time of significant growth," said Chairman Monty Moore. "Everyone on the board is appreciative of all of the great work he has done, and we're glad he'll still be involved in a directorial capacity."

Angrisano, a director at Nevada Star since 1997, has been appointed to interim president to lead the strategic identification and exploration of properties which contain metals in high demand such as platinum group elements (PGEs). To that end, Angrisano will spearhead all joint-venture discussions with major mining companies for its M.A.N. Project in Alaska.

Angrisano brings extensive business and financial expertise to the presidency. Prior to joining Nevada Star as director, Angrisano was the president, director and principal shareholder of M.A.N. Resources, Inc. Angrisano also has 26 years of experience as a consultant and technologist in the high tech industry; the last ten years of which he has worked as a Senior Principal Technologist for Microsoft Corp.

"I will keep Nevada Star strategically focused on the discovery and development of significant sources of metals in high demand, to maximize value for our shareholders," said Angrisano. "I look forward to leading Nevada Star toward the continued, aggressive progress of its mineral exploration projects."

Moore, chairman of the board, has also been appointed to interim CEO of the company. Moore will continue to direct the company's long-term focus on mineral exploration.

It is the intent of the board of directors to actively search for an individual with strong mining and business background to take over both positions of president and CEO.

Nevada Star Resource Corp. is a mineral exploration company that uses the most advanced technology to search for metals that are in high demand, such as platinum. Platinum is key to building hydrogen fuel cell technologies that will help significantly reduce air pollution and American dependency on foreign oil. Nevada Star Resource Corp. currently has projects in Alaska, Nevada and Utah. For more information, including maps, photos and project descriptions, visit: www.nevadastar.com.

Nevada Star Contact: Monty Moore, Chairman of the Board
Nevada Star Resource Corp.
Phone: 206.367. 2525